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                             June 5, 2023

       Elizabeth Boland
       Chief Financial Officer
       Bright Horizons Family Solutions Inc.
       2 Wells Avenue
       Newton, MA 02459

                                                        Re: Bright Horizons
Family Solutions Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2023
                                                            Filed May 8, 2023
                                                            File No. 001-35780

       Dear Elizabeth Boland:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended March 31, 2023

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022,
       page 24

   1. When citing multiple factors which impacted your results, please include quantification of all material factors
cited. In this regard, you mention the impact of certain inflationary factors, such as price
increases and wage increases. To the extent these factors can be quantified as either a
percentage change or total dollar impact, please provide
                                                        quantification
accordingly. Additionally, we note from your quarterly earnings calls, the
                                                        Company regularly
discusses utilization and utilization by cohort, and the impact it has on
                                                        the Company   s
results. Please consider including your period over period center
 Elizabeth Boland
Bright Horizons Family Solutions Inc.
June 5, 2023
Page 2
         utilization to allow investors to understand the impact utilization had on your results.
         Refer to Item 303(c) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298
with any questions.



FirstName LastNameElizabeth Boland                              Sincerely,
Comapany NameBright Horizons Family Solutions Inc.
                                                                Division of
Corporation Finance
June 5, 2023 Page 2                                             Office of Trade
& Services
FirstName LastName